SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 1 June 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X       Form 40-F _____

Enclosures:

Announcement of transactions of directors' dealings in securities of Sasol Limited or its major subsidiaries dated 23 May 2005 to 31 May 2005
1. 23 May 2005
2. 24 May 2005
3. 25 May 2005
4. 27 May 2005
5. 31 May 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
Name
A M Human
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
20 May 2005
Option offer date
24 November 1997
Option offer price
R57,50
Exercise date
29 December 1997
Exercise price
R50,00
Selling price per share
R155,00
Number of shares
2 000
Total value
R310 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
23 May 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
Name
A de Klerk
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
24 May 2005
Option offer date
28 September 1998
Option offer price
R25,10
Exercise date
27 October 1998
Exercise price
R28,50
Selling price per share
R161,00
Number of shares
2 000
Total value
R322 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
24 May 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
Name
A M Human
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
25 May 2005
Option offer date
24 November 1997
Option offer price
R57,50
Exercise date
29 December 1997
Exercise price
R50,00
Selling price per share
R160,50
Number of shares
2 000
Total value
R321 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
25 May 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
Name
R van Rooyen
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
26 May 2005
Option offer date
24 November 1997
Option offer price
R57,50
Exercise date
7 August 2002
(7 000 shares)
Exercise price
R97,60
Exercise date
10 September 2002
(300 shares)
Exercise price
R116,80
Selling price per share
R164,00
Number of shares
7 300
Total value
R1 197 200
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
27 May 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
Name
M Sieberhagen
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
30 May 2005
Option offer date
29 October 1999
Option offer price
R42,30
Exercise date
17 November 1999
Exercise price
R43,55
Selling price per share
R168,05
Number of shares
2 600
Total value
R436 930
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
31 May 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 June 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary